[GRAPHIC OMITTED] Acergy

                              Acergy S.A. Notice of
                  Extraordinary General Meeting of Shareholders

London, England - June 26, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today that an Extraordinary Meeting of Shareholders (the "Meeting") will take place at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on August 4, 2009 at 2 p.m. local time for the purpose of considering resolutions 9 and 10 of the Annual General Meeting Agenda.

It was noted at the Annual General Meeting of Shareholders on May 22, 2009 that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and this meeting was therefore not able to consider these resolutions.

The Board of Directors therefore decided to call an Extraordinary General Meeting to consider resolutions 9 and 10. At this Meeting there is no requirement for quorum. However, to approve the proposed resolutions a 2/3rd majority of the votes cast at the Meeting will be required.

Proxies already received for the May 22, 2009 Annual General Meeting remain valid for this Meeting and Shareholders of record as of Tuesday March 31, 2009 are entitled to vote at the Meeting. Those Shareholders who have not yet cast their votes may do so by submitting the already distributed proxy card as instructed, or alternatively to attend the Meeting in Luxembourg at the above address. The new deadline for submission of votes for American Depositary Receipt holders is July 22, 2009 and for holders of Common Shares July 24, 2009.

The Board expects to call an Extraordinary General Meeting later in the year to consider a proposal for updated Articles of Incorporation and a new Long-Term Incentive Plan. In addition, the Board expects to propose additional directors.

The Board's Governance and Nomination Committee process of identifying and communicating with potential additional directors is progressing well.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.